Exhibit 3.1

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that SOLO INTERNATIONAL, INC., did on April 30, 2010, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on May 10, 2010. ROSS MILLER Secretary of State

Certified By: G Ramos

Certificate Number: C20100507-0461

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online at http://www.nvsos.gov/